NO ACT

PE
12-18-09



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





10010472

January 19, 2010

Sharon L. Burr
Deputy General Counsel
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, VA 23219

Received SEC
JAN 19 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-19-2010

Re: Dominion Resources, Inc.
Incoming letter dated December 18, 2009

Dear Ms. Burr:

This is in response to your letter dated December 18, 2009 and your letter received on January 11, 2010 concerning the shareholder proposal submitted to Dominion by John Chevedden. We also have received letters from the proponent dated January 6, 2010, January 15, 2010, and January 17, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

January 19, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Dominion Resources, Inc.
Incoming letter dated December 18, 2009

The proposal requests that the board take the steps necessary so that each shareholder voting requirement in Dominion's charter and bylaws that calls for a greater than simple majority vote be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

There appears to be some basis for your view that Dominion may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include proposals sponsored by Dominion seeking approval of amendments to Dominion's articles of incorporation and bylaws. You also represent that the proposal would conflict directly with Dominion's proposals. You indicate that submitting all of the proposals to a vote would yield inconsistent, ambiguous, or inconclusive results. Accordingly, we will not recommend enforcement action to the Commission if Dominion omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Dominion relies.

Sincerely,

Jessica S. Kane
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 17, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 John Chevedden's Rule 14a-8 Proposal
Dominion Resources Inc. (D)
Simple Majority Vote Topic

Ladies and Gentlemen:

This responds to the December 18, 2009 no action request, supplemented January 11, 2010.

It is not clear whether the company changes apply to each supermajority vote item according to the attached page from The Corporate Library. Plus the company admits that it will not adopt the "majority of the votes cast for and against the proposal" provision called for in the rule 14a-8 proposal in any instance whatsoever.

The company has the burden under Rule 14a-8(g) of establishing that an exemption applies:
Rule 14a-8(g)
Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?
Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

In *Cypress Semiconductor* (March 11, 1998), reconsideration denied (April 3, 1998) and *Genzyme* (March 20, 2007), the Division denied no-action relief as to golden parachute and board diversity proposals, respectively, even though there appeared to be direct conflicts as to the content of the proposals, when it appeared that the company in each case had put forward the management proposal as a device to exclude the shareholder proposal.

The no action request here also conflicts with two rulings from March 2009 which rejected an (i)(9) defense involving competing say-on-pay proposals at the upcoming meeting. The management proposal was a request that shareholders cast an advisory vote on pay at that meeting, which was required by law because the company was a TARP recipient; the shareholder proposal recommended an annual vote on the topic regardless of whether the company was taking TARP funds or not. *Bank of America Corp.* (March 11, 2009); *CoBiz Financial Inc.* (March 25, 2009).

In the two TARP cases, both the management proposals dealt with the same issue, yet no conflict was found between a management request for a vote on the topic this year and a shareholder request for a vote on the topic in future years. Here, there is a management proposal to empower shareholders to call a special meeting, which right would be effective upon enactment; the shareholder proposal asks the board to adopt a lower threshold to govern the calling of such meeting in the future.

In this case, there is no indication that the board of directors adopted the management proposal here prior to receipt of the shareholder proposal. The company has thus failed to carry its burden of proving that this proposal may be omitted under Rule 14a-8(i)(9). At a minimum, the Division should not grant no-action relief to a company that fails to make an affirmative showing as to the timing of a management proposal that may have been adopted purely as a defensive maneuver to create a conflict.

This is especially true when the management proposal is a binding proposal and the shareholder proposal is not binding, but merely recommends an enhanced course on the same topic and can be adopted prospectively even if the management proposal should pass.

There appears to be no conflict in this case. Shareholders may favor and vote for a proposal to lower the 67% supermajority vote threshold to a majority of the outstanding shares entitled to vote and still favor a further lowering to "majority of the votes cast for and against the proposal." Adoption of the two resolutions would not create a conflict in that situation, but would set the new level at a majority of the outstanding shares entitled to vote and advise the board that the shareholders would prefer a lower threshold.

That is not a conflict, but a statement of preference, and management should not be allowed to short-circuit productive dialogue between shareholders and the board by letting a defensive maneuver trump an otherwise legitimate shareholder proposal.

It is possible that the only conflict that could occur in this type situation would be if the management proposal called for *raising* the percentage voting threshold and the rule 14a-8 proposal called for *lowering* the percentage voting threshold.

Although the company cited no-action decisions such as Walt Disney in which similar proposals were excluded, the proponents there did not cite these earlier precedents, which the Division has not overruled or modified and thus remain good law.

The company has not cited any text in Exchange Act Release No. 31326 that explicitly states that the tying provision applies to non-binding rule 14a-8 proposals with a single unifying principle. If a tying provision would apply to non-binding rule 14a-8 proposals with a single unifying principle, the company does not explain how this would be reconciled with a one-proposal limit per proponent for rule 14a-8 proposals whereas there is no limit for the number of company proposals.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc: Sharon Burr <Sharon.L.Burr@dom.com>

[D: Rule 14a-8 Proposal, November 20, 2009]

3 [Number to be assigned by the company] – **Adopt Simple Majority Vote**

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws. This includes each 67% supermajority provision in our charter and bylaws.

Currently a 1%-minority can frustrate the will of our 66%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes.

This proposal topic won from 74% to 88% support at the following companies in 2009: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M). The proponents of these proposals included Nick Rossi, William Steiner, James McRitchie and Ray T. Chevedden.

The merits of this Simple Majority Vote proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" for executive pay – $14 million for our CEO Thomas Farrell. With our company's executive incentive plans a tiny increase over the target led to a large increase in bonuses. For example, the reward for performance that was 2% higher than the target led to a 57% bonus increase. Another executive incentive plan rewarded our executives for underperforming three-quarters of their peers. "Long-term" incentives were based on a brief two-year period.

Benjamin Lambert and Frank Royal had 15-year long-tenure as directors – independence concern. Plus Frank Royal chaired our combination committee of executive pay and nominations. George Davidson was inside-related – another independence concern and was one of four members of our audit committee. Three directors were beyond age 70 – succession-planning concern.

Our board was the only significant directorship for five of our directors. This could indicate a lack of current transferable director experience for half of our board. And these five directors were assigned to 6 of the 9 seats on our most important board committees.

We also had no shareholder right to call a special shareholder meeting, act by written consent, cumulative voting, an independent board chairman or a lead director. Shareholder proposals to address all or some of these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Adopt Simple Majority Vote – Yes on 3. [Number to be assigned by the company]

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 15, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 John Chevedden's Rule 14a-8 Proposal
Dominion Resources Inc. (D)
Simple Majority Vote Topic

Ladies and Gentlemen:

This responds to the December 18, 2009 no action request, supplemented January 11, 2010 and belatedly received on January 15, 2010.

The company is thus seeking an unfair advantage which may be a reflection that the company believes that it argument needs every advantage it can possibly get.

After having the benefit of receiving the proponent's January 6, 2010 letter instantly by email, it set up the proponent to receive the company's next letter 4-days after it was written by using ordinary mail for the 2700-mile trip according to the attachment.

It would thus be fair for the company to receive the proponent's next response by mail.

A further response is under preparation.

Sincerely,



John Chevedden

cc:
Sharon Burr <Sharon.L.Burr@dom.com>

Sharon L. Burr
Deputy General Counsel

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219
Phone: 804-819-2171, Fax: 804-819-2202
E-mail: Sharon.L.Burr@dom.com

Mailing Address: P.O. Box 26532
Richmond, VA 23261



January 11, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Letter from John Chevedden dated January 6, 2010

Ladies and Gentlemen:

Dominion Resources, Inc., a Virginia corporation ("Domi
"Company") submits this letter in response to the letter from J
January 6, 2010 (the "Letter"), which Mr. Chevedden subm
Dominion's no-action request dated December 18, 2009


UNITED STATES POSTAGE
PITNEY BOWES
$ 000.440
02 1P
0003097194
JAN 11 2010
MAILED FROM ZIP CODE 2321

Mr. Chevedden states in the Letter that the
Dominion on November 20, 2009 (the "Propos
materials for Dominion's 2010 Annual Mee
Materials") because Dominion failed to
Securities Exchange Act of 1934, as a
proposal was adopted before Mr. C
identical standard proposed by M
Dominion continues to believ
Materials and disagrees wi

Dominion ha
Proposal conflicts
the same meeti
posited by M
imposed

Dominion Resources Services, Inc.
Richmond, VA 23219



Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Sharon L. Burr
Deputy General Counsel

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219
Phone: 804-819-2171, Fax: 804-819-2202
E-mail: Sharon.L.Burr@dom.com

Mailing Address: P.O. Box 26532
Richmond, VA 23261


Dominion

January 11, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Letter from John Chevedden dated January 6, 2010

Ladies and Gentlemen:

Dominion Resources, Inc., a Virginia corporation ("Dominion" or the "Company") submits this letter in response to the letter from John Chevedden dated January 6, 2010 (the "Letter"), which Mr. Chevedden submitted in response to Dominion's no-action request dated December 18, 2009.

Mr. Chevedden states in the Letter that the proposal submitted by him to Dominion on November 20, 2009 (the "Proposal") should be included in the proxy materials for Dominion's 2010 Annual Meeting of Shareholders (the "2010 Proxy Materials") because Dominion failed to meet its burden under Rule 14a-8(g) of the Securities Exchange Act of 1934, as amended, by not (1) indicating that the Company's proposal was adopted before Mr. Chevedden submitted the Proposal and (2) adopting the identical standard proposed by Mr. Chevedden. For the reasons set forth below, Dominion continues to believe that the Proposal may be omitted from the 2010 Proxy Materials and disagrees with Mr. Chevedden's statements in the Letter.

Dominion has based its request on Rule 14a-8(i)(9) because Mr. Chevedden's Proposal conflicts with a proposal to be submitted by the Company to the shareholders at the same meeting. Rule 14a-8(i)(9) does not expressly include either of the requirements posited by Mr. Chevedden in the Letter. In addition, these requirements have not been imposed by the Staff in practice.

The Staff has granted no action relief in cases where a company relies on Rule 14a-8(i)(9) even though the company takes action after the proposal is submitted by the shareholder proponent. *See, e.g., The Walt Disney Company* (November 16, 2009) and *Occidental Petroleum Corporation* (March 12, 2009). In *The Walt Disney Company*, the company's proposal was adopted over two months after the shareholder proponent submitted his proposal and in *Occidental Petroleum Corporation*, the company's proposal was adopted approximately two months after the proponent originally submitted his proposal.

It is also the case that the Staff has granted no action relief in cases where the proposal adopted by the company was not identical to the proposal submitted by the shareholder. *See, e.g., The Walt Disney Company* (November 16, 2009) and *Best Buy Co., Inc.* (April 17, 2009). In each of *The Walt Disney Company* and *Best Buy Co., Inc.*, the proposal submitted by the company to the shareholders included varying standards that were not identical to the standard proposed by the shareholder.

In light of the foregoing, Dominion reaffirms its request that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2010 Proxy Materials. As previously stated, please do not hesitate to call me at (804) 819-2171 if you require any additional information or wish to discuss this submission further.

Sincerely,



Sharon L. Burr
Deputy General Counsel

cc: John Chevedden
Carter Reid
Karen Doggett

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 6, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 John Chevedden's Rule 14a-8 Proposal
Dominion Resources Inc. (D)
Simple Majority Vote Topic

Ladies and Gentlemen:

This responds to the December 18, 2009 no action request.

It is not clear whether the company changes apply to each supermajority vote item according to the attached page from The Corporate Library. Plus the company admits that it will not adopt the "majority of the votes cast for and against the proposal" provision called for in the rule 14a-8 proposal in any instance whatsoever.

The company has the burden under Rule 14a-8(g) of establishing that an exemption applies:
Rule 14a-8(g)
Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?
Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

In *Cypress Semiconductor* (March 11, 1998), reconsideration denied (April 3, 1998) and *Genzyme* (March 20, 2007), the Division denied no-action relief as to golden parachute and board diversity proposals, respectively, even though there appeared to be direct conflicts as to the content of the proposals, when it appeared that the company in each case had put forward the management proposal as a device to exclude the shareholder proposal.

In this case, there is no indication that the board of directors adopted the management proposal here prior to receipt of the shareholder proposal. The company has thus failed to carry its burden of proving that this proposal may be omitted under Rule 14a-8(i)(9). At a minimum, the Division should not grant no-action relief to a company that fails to make an affirmative showing as to the timing of a management proposal that may have been adopted purely as a defensive maneuver to create a conflict.

This is especially true when the management proposal is a binding proposal and the shareholder proposal is not binding, but merely recommends an enhanced course on the same topic and can be adopted prospectively even if the management proposal should pass.

There appears to be no conflict in this case. Shareholders may favor and vote for a proposal to lower the 67% supermajority vote threshold to a majority of the outstanding shares entitled to vote and still favor a further lowering to "majority of the votes cast for and against the proposal." Adoption of the two resolutions would not create a conflict in that situation, but would set the new level at a majority of the outstanding shares entitled to vote and advise the board that the shareholders would prefer a lower threshold.

That is not a conflict, but a statement of preference, and management should not be allowed to short-circuit productive dialogue between shareholders and the board by letting a defensive maneuver trump an otherwise legitimate shareholder proposal.

Although the company cited no-action decisions such as Walt Disney in which similar proposals were excluded, the proponents there did not cite these earlier precedents, which the Division has not overruled or modified and thus remain good law.

The company has not cited any text in Exchange Act Release No. 31326 that explicitly states that the tying provision applies to non-binding rule 14a-8 proposals.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Sharon Burr <Sharon.L.Burr@dom.com>

[D: Rule 14a-8 Proposal, November 20, 2009]

3 [Number to be assigned by the company] – **Adopt Simple Majority Vote**

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws. This includes each 67% supermajority provision in our charter and bylaws.

Currently a 1%-minority can frustrate the will of our 66%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes.

This proposal topic won from 74% to 88% support at the following companies in 2009: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M). The proponents of these proposals included Nick Rossi, William Steiner, James McRitchie and Ray T. Chevedden.

The merits of this Simple Majority Vote proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" for executive pay – $14 million for our CEO Thomas Farrell. With our company's executive incentive plans a tiny increase over the target led to a large increase in bonuses. For example, the reward for performance that was 2% higher than the target led to a 57% bonus increase. Another executive incentive plan rewarded our executives for underperforming three-quarters of their peers. "Long-term" incentives were based on a brief two-year period.

Benjamin Lambert and Frank Royal had 15-year long-tenure as directors – independence concern. Plus Frank Royal chaired our combination committee of executive pay and nominations. George Davidson was inside-related – another independence concern and was one of four members of our audit committee. Three directors were beyond age 70 – succession-planning concern.

Our board was the only significant directorship for five of our directors. This could indicate a lack of current transferable director experience for half of our board. And these five directors were assigned to 6 of the 9 seats on our most important board committees.

We also had no shareholder right to call a special shareholder meeting, act by written consent, cumulative voting, an independent board chairman or a lead director. Shareholder proposals to address all or some of these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Adopt Simple Majority Vote – Yes on 3. [Number to be assigned by the company]



Sharon L. Burr
Deputy General Counsel

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219
Phone: 804-819-2171, Fax: 804-819-2202
E-mail: Sharon.L.Burr@dom.com

Mailing Address: P.O. Box 26532
Richmond, VA 23261

December 18, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Dominion Resources, Inc. – Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Ladies and Gentlemen:

Dominion Resources, Inc., a Virginia corporation ("Dominion" or the "Company"), is filing this letter under Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Dominion's intent to exclude a shareholder proposal (the "Proposal") from the proxy materials for Dominion's 2010 Annual Meeting of Shareholders (the "2010 Proxy Materials"). The Proposal was submitted by John Chevedden (the "Proponent"). The Company asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if it excludes the Proposal from its 2010 Proxy Materials under Rule 14a-8(i)(9) because the Proposal directly conflicts with proposals the Company intends to include in its 2010 Proxy Materials. In addition, the Company is of the view that the substance of the Proposal violates the proxy rules by containing multiple shareholder proposals. Accordingly, the Proposal may also be excluded under Rule 14a-8(i)(3).

Pursuant to Staff Legal Bulletin 14D (November 7, 2008), we are transmitting this letter via electronic mail to the Staff at shareholderproposals@sec.gov in lieu of mailing paper copies. We are also sending a copy of this letter to Mr. Chevedden at the email address he supplied. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company intends to file its definitive 2010 Proxy Materials with the Commission.

THE PROPOSAL

A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. For convenience of the Staff, the text of the Proposal is set forth below:

3-Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws. This includes each 67% supermajority provision in our charter and bylaws.

Currently a 1%-minority can frustrate the will of our 66%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes.

This proposal topic won from 74% to 88% support at the following companies in 2009: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M). The proponents of these proposals included Nick Rossi, William Steiner, James McRitchie and Ray T. Chevedden.

The merits of this Simple Majority Vote proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" for executive pay -- $14 million for our CEO Thomas Farrell. With our company's executive incentive plans a tiny increase over the target led to a large increase in bonuses. For example, the reward for performance that was 2% higher than the target led to a 57% bonus increase. Another executive incentive plan rewarded our executives for underperforming three-quarters of their peers. "Long-term" incentives were based on a brief two-year period.

Benjamin Lambert and Frank Royal had 15-year long-tenure as directors – independence concern. Plus Frank Royal chaired our combination committee of executive pay and nominations. George Davidson was inside-related – another independence concern and was one of four members of our audit committee. Three directors were beyond age 70 – succession-planning concern.

Our board was the only significant directorship for five of our directors. This could indicate a lack of current transferable director experience for half of our board. And these five directors were assigned to 6 of the 9 seats on our most important board committees.

We also had no shareholder right to call a special shareholder meeting, act by written consent, cumulative voting, an independent board chairman or a lead director. Shareholder proposals to address all or some of these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Adopt Simple Majority Vote – Yes on 3.

GROUNDS FOR EXCLUSION

1. Rule 14a-8(i)(9) – Conflicts With Company's Proposal

Under Rule 14a-8(i)(9), a shareholder proposal may be omitted from a company's proxy statement if the proposal "conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting."

The Proposal seeks to change to a simple majority voting standard, all shareholder voting requirements in the Company's certificate of incorporation and bylaws that call for a greater than simple majority vote. The Proposal implicates three requirements of the Company's Articles of Incorporation, as amended effective November 9, 2007 ("Articles") and Amended and Restated Bylaws, effective June 20, 2007 (the "Bylaws").

The first supermajority requirement implicated by the Proposal is contained in Article V of the Articles and relates to setting the number of Directors to serve in office. Such provision establishes a range of not less than ten nor more than seventeen, the exact number of Directors to be determined by resolution adopted by a majority of Directors then in office or at least two-thirds of the shares entitled to vote at the next meeting of stockholders.

The second supermajority requirement implicated by the Proposal is contained in Article V of the Articles and Article XVII of the Bylaws. Such requirement provides that Directors of the Company may be removed by stockholders only for cause and with the affirmative vote of at least two-thirds of the outstanding shares entitled to vote.

The third supermajority requirement is contained in Article V of the Articles and Article XXXII of the Bylaws and provides that notwithstanding any other provisions of the Articles or Bylaws, the affirmative vote of at least two-thirds of the outstanding shares entitled to vote shall be required to amend or adopt any provision inconsistent with the purpose of Article V of the Articles or Articles IV and XI of the Bylaws.[1] This applies to the Sections of the Articles and Bylaws relating to (i) removal of directors, (ii) size of the Board, (iii) advance notice of stockholder nominations of directors, (iv) filling vacancies on the board and (v) calling of special meetings.

---

[1] The last paragraph of Article V of the Corporation's Articles of Incorporation, as amended, provides that the affirmative vote of at least two-thirds or the outstanding shares entitled to vote shall be required to amend, alter, change or repeal or to adopt any provision inconsistent with the purpose and intent of, Article V of the Articles of Incorporation or "Articles IV and IX of the Bylaws". In 1987, when this provision was added to the Articles of Incorporation, the text of current Article XI of the Bylaws was in Article IX. Provisions that are in Article V of the Articles of Incorporation appear in Articles XIII, XVII, XVIII and XXXII of the Bylaws.

The Board of Directors of the Company has expressed its intent to present to shareholders at the 2010 Annual Meeting proposals to amend each of the provisions of the Articles and Bylaws implicated by the Proposal. Specifically, the Board intends to propose amendments to Article V of the Articles to reduce the requirement for shareholders to set a fixed number of directors from at least two-thirds of shares outstanding to a majority of outstanding shares entitled to vote.

Second, the Board intends to propose an amendment to Article V of the Articles (and if that amendment is approved by shareholders, to amend Article XVII of the Bylaws) to reduce the vote required for removal of Directors, for cause only, from at least two-thirds of shares outstanding to a majority of outstanding shares entitled to vote. The Board has determined that this level of approval is appropriate to protect minority rights under the Articles and Bylaws.

Third, the Board intends to propose an amendment to Article V of the Articles and Article XXXII of the Bylaws to reduce the vote required for shareholder amendment of Article V of the Articles and Articles IV and XI of the Bylaws to reduce the vote required for shareholder amendment from two-thirds outstanding shares to a majority of outstanding shares entitled to vote. The Board has determined that this level of approval is appropriate to protect minority rights under the Bylaws.

If included in the Company's proxy statement, the Proposal would conflict directly with the Company's proposals described above. The Company's proposals seek a change in exactly the provisions implicated by the Proposal, but use a different approach. If the Proposal were included in the proxy statement, the results of the votes on the Proposal and the Company's proposals would yield inconsistent, ambiguous or inconclusive results. For example, if the Proposal and each of the Company's proposals received a majority of votes cast, but none received the number of votes necessary to amend the Articles, it would not be clear whether (a) the Company should consider taking steps to implement the shareholder's Proposal by submitting amendments conforming to the Proposal at the next shareholders' meeting or (b) because the Company's proposal did not pass, the Company should conclude that there is insufficient support for reducing the supermajority requirements so that submitting amendments conforming to the Proposal to a shareholder vote would be futile.

Alternatively, if the shareholder Proposal received a majority of votes and one or more of the Company's proposals did not receive sufficient votes to be adopted, it would not be clear whether there would be sufficient support to consider further reducing the supermajority requirements.[2]

The Staff has consistently granted no-action relief in reliance on Rule 14a-8(i)(9) and its predecessor, Rule 14a-8(c)(9), with respect to proposals in which an affirmative vote on both the

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[2] The situation is further complicated by the fact that the shareholder's Proposal encompasses more than one change to the Articles, while the Company's proposal will address each change separately, so that it would not be clear whether a vote for the shareholder's Proposal expresses support for multiple changes or just one of the changes. We address this below as a separate ground for excluding the Proposal.

shareholder proposal and the company's proposal would lead to an inconsistent, ambiguous or inconclusive result. *See, e.g., The Walt Disney Company* (November 16, 2009) (*"Walt Disney"*); *Best Buy Co., Inc.* (April 17, 2009) *("Best Buy"); AOL Time Warner, Inc.* (March 3, 2003); *First Niagra Financial Group, Inc.* (March 7, 2002); *Osteotech, Inc.* (April 24, 2000); *Gabelli Equity Trust* (March 15, 1993); and *Fitchburg Gas and Electric Co.* (July 30, 1991). *Walt Disney* and *Best Buy* involved substantively the same proposal as that presented here. As here, *Walt Disney* and *Best Buy* put forth proposals to amend each of the provisions of their respective Articles and Bylaws implicated by the shareholder's proposal. In each of these cases, the Staff concurred that there was a basis to exclude the proposal under Rule 14a-8(i)(9).

For the foregoing reasons, the Company believes it may properly exclude the Proposal from the 2010 Proxy Materials under Rule 14a-8(i)(9).

2. Rule 14a-8(i)(3) – Violation of Proxy Rules – Prohibited Electoral Tying Arrangement

The Proposal is inconsistent with the "unbundling" provisions of Rule 14a-4(a)(3). Under Rule 14a-8(i)(3), a Shareholder proposal may be omitted from a company's proxy statement if the proposal is contrary to any of the Commission's proxy rules. Rule 14a-4(a)(3) requires the form of proxy to "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters, and whether proposed by the registrant or by security holders." As the Commission explained with respect to Rule 14a-4(a) in Exchange Act Release No. 31326 (Oct. 16, 1992), the rule "prohibits electoral tying arrangements that restrict shareholder voting choices on matters put before shareholders for approval."

The Proposal asks shareholders to vote on whether to ask the Board to take steps to change "each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote." The Proposal does not identify the provisions affected by this request, but as described above, the Proposal identifies three distinct sets of provisions in the Company's Articles and Bylaws: one dealing with the setting of the number of directors serving on the Company's Board; another dealing with removal of the directors for cause; and, a third dealing with amendment of the Company's Articles and Bylaws. The Proposal does not give shareholders the opportunity to distinguish between these three sets of provisions. Their choices are therefore restricted to voting for all three changes or against all three changes. However, these three sets of provisions may not be viewed equally by shareholders. A shareholder may very well approve reduction to the supermajority provisions for shareholder approval of Article or Bylaw amendments but disapprove of a reduction to the supermajority provision for shareholder approval of the number of directors serving on the Board, or the removal of a Director for cause, or vice versa. The Proposal does not give shareholders the opportunity to vote for one change and against the other.[3]

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[3] If the Proposal were bifurcated to address the three requirements separately, two of the proposals would violate Rule 14a-8(c), which limits proponents to one proposal for a particular shareholder meeting.

In similar situations, in which the proponent has not stated the proposal in a manner that satisfies the "single proposal" requirement in Rule 14a-8(i)(3), the Commission has agreed to the exclusion of proposals that dealt with a single general subject matter because they presented two separate proposals. *See HealthSouth Corporation* (April 6, 2006) (exclusion of a proposal presenting two amendments to two separate and distinct provisions of the company's bylaws even though both amendments related to the size and composition of the board of directors); *Centra Software* (March 31, 2003) (exclusion of a proposal that consisted of two components related to director independence); *Fotoball USA, Inc.* (May 6, 1997) (exclusion of a shareholder proposal recommending amendment of the company's Certificate of Incorporation, Bylaws or governance policies to impose various requirements relating to director compensation and stock ownership). Here, the Proponent is attempting to satisfy the "single proposal" requirement of Rule 14a-8(c) by artful wording, but in doing so he restricts shareholder choice in contravention of Rule 14a-4(a)(3).

For this reason, the Company believes it may properly exclude the Proposal from the 2010 Proxy Materials under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, the Company hereby respectfully requests that the Staff confirm if it will not recommend enforcement action if the Proposal is excluded from the Company's 2010 Proxy Materials. Please do not hesitate to call me at (804) 819-2171 if you require any additional information or wish to discuss this submission further. Please acknowledge receipt of this letter by return email.

We request that you transmit your response by email to each of Sharon Burr at Sharon.L.Burr@dom.com and Carter Reid at Carter.Reid@dom.com. We understand that you can transmit your response to the Proponent at FISMA & OMB Memorandum M-07-16 ***

Thank you for your attention to this matter.

Sincerely,



Sharon L. Burr
Deputy General Counsel

cc: Carter Reid
John Chevedden

Attachment: Exhibit A – Proposal and correspondence

Exhibit A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. Thomas F. Farrell
Chairman of the Board
Dominion Resources Inc. (D)
120 Tredegar St
Richmond VA 23219

Rule 14a-8 Proposal

Dear Mr. Farrell,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden
Rule 14a-8 Proposal Proponent since 1996

November 20, 2009
Date

cc: Carter M. Reid <Carter.Reid@dom.com>
Corporate Secretary
PH: 804 819-2000
FX: 804-775-5819

[D: Rule 14a-8 Proposal, November 20, 2009]

3 [Number to be assigned by the company] – **Adopt Simple Majority Vote**

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws. This includes each 67% supermajority provision in our charter and bylaws.

Currently a 1%-minority can frustrate the will of our 66%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes.

This proposal topic won from 74% to 88% support at the following companies in 2009: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M). The proponents of these proposals included Nick Rossi, William Steiner, James McRitchie and Ray T. Chevedden.

The merits of this Simple Majority Vote proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" for executive pay – $14 million for our CEO Thomas Farrell. With our company's executive incentive plans a tiny increase over the target led to a large increase in bonuses. For example, the reward for performance that was 2% higher than the target led to a 57% bonus increase. Another executive incentive plan rewarded our executives for underperforming three-quarters of their peers. "Long-term" incentives were based on a brief two-year period.

Benjamin Lambert and Frank Royal had 15-year long-tenure as directors – independence concern. Plus Frank Royal chaired our combination committee of executive pay and nominations. George Davidson was inside-related – another independence concern and was one of four members of our audit committee. Three directors were beyond age 70 – succession-planning concern.

Our board was the only significant directorship for five of our directors. This could indicate a lack of current transferable director experience for half of our board. And these five directors were assigned to 6 of the 9 seats on our most important board committees.

We also had no shareholder right to call a special shareholder meeting, act by written consent, cumulative voting, an independent board chairman or a lead director. Shareholder proposals to address all or some of these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Adopt Simple Majority Vote – Yes on 3. [Number to be assigned by the company]

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Karen Doggett (Services - 6)

From: Karen Doggett (Services - 6)
Sent: Monday, November 23, 2009 1:13 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Carter Reid (Services - 6)
Subject: Rule 14a-8 Proposal

Mr. Chevedden,

By way of this email, I am confirming that your proposal was received on Friday, November 20, 2009.

Sincerely,

Karen Doggett

Karen W. Doggett
Director - Governance
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
Phone: (804) 819-2123 / 8-738-2123
Fax: (804) 819-2232
karen.doggett@dom.com

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219

Mailing Address: P.O. Box 26532
Richmond, VA 23261

Web Address: www.dom.com


Dominion

November 25, 2009

Sent via Email

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden,

In accordance with the Securities and Exchange Commission's Rule 14a-8, we are required to notify you of any eligibility or procedural deficiencies related to your shareholder resolution which we received on November 20, 2009. In order for your resolution to be eligible for submission, you must provide us with the following:

- A written statement from your broker or bank verifying that you have held shares of Dominion Resources, Inc. of at least $2,000 in market value continuously for one year

Your response and bank/broker verification must be postmarked or transmitted electronically to me no later than 14 calendar days from the date you receive this letter.

If you should have any questions regarding this matter, I can be reached at (804) 819-2123.

Sincerely,

Karen W. Doggett

Karen W. Doggett
Director-Governance

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219

Mailing Address: P.O. Box 26532
Richmond, VA 23261

Web Address: www.dom.com


Dominion

December 8, 2009

Sent via Email

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden,

This letter confirms that we have received written verification of your ownership of shares of Dominion Resources, Inc. of at least $2,000 in market value continuously for one year, and as such, your shareholder resolution meets the eligibility requirements under Securities and Exchange Commission (SEC) Rule 14a-8.

Please take note that we reserve the right to pursue substantive grounds, including seeking confirmation of no enforcement action from the SEC, for the exclusion of your shareholder resolution from our 2010 Proxy Statement.

Sincerely,

Karen W. Doggett
Director-Governance